Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

OVERSEAS REGULATORY ANNOUNCEMENT

THE ANNOUNCEMENT IN RELATION TO THE REDEMPTION OF

SINOPEC CONVERTIBLE BONDS

The Board of Directors of the Company and its directors warrant that there are no material omissions, misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

Important Information:

•	Redemption Record Date: 11 February 2015

•	Redemption Price: RMB101.261 per bond (including the accrued interest and interest tax accrued thereon)

•	Redemption Payment Date: 17 February 2015

•	Starting from the next trading day (12 February 2015) after the Redemption Record Date, trading and conversion of Sinopec Convertible Bonds shall be suspended. Upon the completion of the redemption, Sinopec Convertible Bonds will be delisted from the Shanghai Stock Exchange (the “SSE”)

As the closing price of the A share convertible bonds (the “Sinopec Convertible Bonds”, bond code: 110015) of China Petroleum & Chemical Corporation (the “Company”) had been not lower than 130% of the current conversion price (i.e., RMB4.89 per share) of Sinopec Convertible Bonds, i.e., RMB6.36 per share, for 15 trading days out of the 30 consecutive trading days from 12 December 2014 to 26 January 2015, and according to the prospectus in relation to the public offering of the

Sinopec Convertible Bonds (the “Prospectus”), the terms of conditional redemption of Sinopec Convertible Bonds have been triggered for the first time. On the 22nd meeting of the fifth session of the board of the Company (the “Board”), the Board has reviewed and approved the proposal of the redemption of Sinopec Convertible Bonds, and decided to exercise the right of redemption of Sinopec Convertible Bonds and to redeem all the outstanding amount of Sinopec Convertible Bonds registered on the Redemption Record Date (the “Redemption”). The Board also authorized the Chairman of the Board and/or a director authorized by the Chairman of the Board to handle the matters in relation to the redemption of Sinopec Convertible Bonds.

Pursuant to the relevant provisions in the Measures for the Administration of the Listed Company Issuing New Shares, the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange and the Prospectus, the Company hereby announces the matters relating to the Redemption as follows:

1.	Terms of Conditional Redemption

According to the Prospectus published on the website of the SSE (www.sse.com.cn) on 18 February 2011, the terms of conditional redemption are as follows:

“During the conversion period of the Sinopec Convertible Bonds, if the closing price of the A Shares of the Company is not lower than 130% (including 130%) of the current conversion price for at least 15 trading days out of any 30 consecutive trading days, the Company has the right to redeem all or part of the Sinopec Convertible Bonds based on the nominal value plus the accrued interest for the current interest-bearing period.

Formula for calculating current accrued interest: IA=BXiXt/365 IA: Accrued interest for the current period;

B: Aggregate nominal value of the Sinopec Convertible Bonds held by the holders of Sinopec Convertible Bonds (the “CB Holders”);

i: Coupon interest rate of the Sinopec Convertible Bonds; and

t: Number of days of interest accrued, i.e. actual calendar days from the last interest payment date to the redemption date (including the last interest payment date but excluding the redemption date).

In the event that any adjustment of share conversion price has been implemented in the aforementioned trading days (the “Adjustment”), the conversion price will be calculated based on the date prior to and after the Adjustment, in accordance with the adjusted conversion price and closing price.

In addition, when the outstanding balance of Sinopec Convertible Bonds is below RMB30 million, the Board can decide whether to redeem all the outstanding amount of Sinopec Convertible Bonds based on the nominal value plus the accrued interest.

Upon the satisfaction of the conditions of the redemption of Sinopec Convertible Bonds, if the Company decides to exercise the right of redemption, the Company will publish an announcement in relation to the redemption on the newspapers and websites designated by the China Securities Regulatory Commission. The redemption procedures will be implemented pursuant to the then effective Rules Governing the Listing of Stock on Shanghai Stock Exchange.”

2.	Matters in relation to the Redemption of Sinopec Convertible Bonds

(1)	Satisfaction of the Condition to the Redemption

As the closing price of the A shares of the Company had been not lower than 130% of the current conversion price (i.e., RMB4.89 per share) of Sinopec Convertible Bonds, i.e., RMB6.36 per share, for 15 trading days out of the 30 consecutive trading days from 12 December 2014 to 26 January 2015, the condition to the redemption of Sinopec Convertible Bonds has been satisfied.

(2)	Redemption Record Date and Redemption Targets

Redemption Record Date is 11 February 2015. The targets of the Redemption are the CB Holders registered at the China Securities Depository and Clearing Corporation Limited Shanghai Branch (the “CSDCCL Shanghai Branch”) after the trading hours of SSE on 11 February 2015.

(3)	Redemption Price

According to the terms of conditional redemption in the Prospectus, the Redemption Price is RMB101.261 per bond (including the accrued interest and interest tax accrued thereon).

Formula for calculating current accrued interest: IA=BXiXt/365 IA: Accrued interest for the current period;

B: Aggregate nominal value of the Sinopec Convertible Bonds held by the CB Holders;

i: Coupon interest rate of the Sinopec Convertible Bonds; and

t: Number of days of interest accrued, i.e. actual calendar days from the last interest payment date (23 February 2014) to the redemption date (12 February 2015) (including the last interest payment date but excluding the redemption date).

The accrued interest for the relevant period:

IA=BXiXt/365=100X1.3%X354/365=RMB1.261 per bond.

For individual investors and securities investments fund as CB Holders, the actual redemption price is RMB101.009 per bond after the Company withheld and paid the income tax on the accrued interest at the rate of 20%. For qualified foreign institutional investors (QFII) as CB Holders, the actual redemption price is RMB101.135 per bond after the Company withheld and paid the income tax on the accrued interest at the rate of 10%. For other CB Holders, the Company will not withhold or pay any income tax on the accrued interest, and the redemption price is RMB101.261 per bond.

(4)	Redemption Procedure

Prior to the end of the period for the Redemption, the Company will publish at least three indicative announcements on the media designated by the China Securities Regulatory Commission (the “CSRC”) and on SSE’s website (www.sse.com.cn), notifying the CB Holders of the matters in relation to the Redemption.

All the Sinopec Convertible Bonds registered at the CSDCCL Shanghai Branch will be frozen starting from the next trading day (12 February 2015) after the Redemption Record Date.

Upon the completion of the Redemption, the Company will announce the Redemption results and the impact of the Redemption on the Company in the media designated by the CSRC and on the SSE’s website (www.sse.com.cn).

(5)	Redemption Payment Date: 17 February 2015

The Company shall appoint CSDCCL Shanghai Branch to distribute, through CSDCCL Shanghai Branch’s settlement system, the redemption payment to the CB Holders who were registered on the Redemption Record Date and have carried out the designated transactions with the member units of SSE. In the meantime, CSDCCL Shanghai Branch will make corresponding reduction in the amount of Sinopec Convertible Bonds held by such CB Holders. Investors who have carried out comprehensive designated transactions will be able to receive their redemption payment on the Redemption Payment Date at their designated securities business branch. The redemption payment of the investors who have not yet carried out comprehensive designated transactions will be held by the CSDCCL Shanghai Branch temporarily and distributed to such investors once they have made the designated transactions.

(6)	Trading and Conversion

Starting from the next trading day (12 February 2015) after the Redemption Record Date, trading and conversion of Sinopec Convertible Bonds shall be suspended. Upon the completion of the Redemption, Sinopec Convertible Bonds will be delisted from the SSE.

3.	Contact Information

Contact: Board Secretariat of the Company

Tel: 010-59960028

By Order of the Board
China Petroleum & Chemical Corporation Huang Wensheng
Vice President and Secretary to the Board

27 January 2015

As of the date of this notice, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

# Executive Director

* Non-executive Director

+ Independent Non-executive Director

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